

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2018

Jennifer K. Simpson, Ph.D.
Chief Executive Officer
Delcath Systems, Inc.
1633 Broadway
Suite 22C
New York, New York 10019

> **Re: Delcath Systems, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 12, 2018**
> **File No. 333-225567**

Dear Dr. Simpson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed June 12, 2018

Tax consequences of the Receipt of the Subscription Rights by Common Shareholders, page 109

1. We note your disclosure that the company's tax counsel has reached an opinion that the distribution of the subscription rights should be non-taxable to the common shareholders. Where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing, you should file the tax opinion as an exhibit to your registration statement. Refer to Regulation S-K Item 601(b)(8).

Item 17. Undertakings, page II-8

2.   We note that if the rights offering is not fully subscribed, RHK Capital has agreed to use its commercially reasonable best efforts to place any unsubscribed shares for an additional period of 45 days. Please include the offering of the unsubscribed shares in your fee table and include the undertaking required by Regulation S-K Item 512(c).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Tim Buchmiller at (202) 551-3635 or Dan Morris, Special Counsel, at (202) 551-3314 with any other questions.

                                                Division of Corporation Finance
                                                Office of Electronics and Machinery